Exhibit 4.32

Protherics PLC
The Heath Business and
Technical Park
Runcorn
Cheshire WA7 4QX
Tel:   01928 518000
Fax:  01928 518002

24 May 2007
Mr Stuart Wallis
Briarwood
Nightingales Lane
Chalfont St Giles
Bucks
HP8 4SR
Dear Stuart
APPOINTMENT AS NON-EXECUTIVE CHAIRMAN OF PROTHERICS PLC
This letter confirms the main terms of your appointment to the above office and replaces your letter of appointment dated 1 September 1998 with effect from 1 April 2007.
Under this agreement, you will continue to serve the Company as Non-executive Chairman, based at the Company’s corporate office at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA. Please note that your appointment is subject to the Company’s articles of association as amended from time to time. If there is a conflict between the terms of this letter and the articles of association then the articles shall prevail.
DUTIES
1.	As you are aware, the Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs and that its role is to:
a)	provide entrepreneurial leadership to the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

b)	set the Company’s strategic aims, ensure that the necessary financial and human resources are in place for the Company to meet its objectives, and review management performance; and

c)	set the Company’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

NORTH AMERICA	EUROPE	AUSTRALASIA	W.W.W.PROTHERICS.COM
PROTHERICS INC	PROTHERICS PLC	PROTHERICS AUSTRALASIA P/L	REGISTERED OFFICE:
5214 MARYLAND WAY	3 CREED COURT	RSD TURRETFIELD RC	PROTHERICS PLC
SUITE #405	5 LUDGATE HILL	HOLLAND RD, ROSEDALE	THE HEATH BUSINESS & TECHNICAL PARK
BRENTWOOD TN	LONDON EC4M 7AA UK	SA 5350 AUSTRALIA	RUNCORN, CHESHIRE WA7 4QX
37027 USA Tel: +1 615 327 1027	Tel: +44 (0)20 7246 9950	Tel: +61 (0)8 8524 9700	REGISTERED IN ENGLAND AND WALES NO. 2459087

2.	In your role as Non-executive Chairman you are required to:
a)	provide leadership of the Board, ensuring its effectiveness on all aspects of its role and set its agenda;

b)	ensure that, so far as reasonably possible, the corporate governace of the Company conforms to prevailing guidelines;

c)	ensure that the directors receive accurate, timely and clear information;

d)	ensure that there is effective communication with shareholders;

e)	ensure constructive relations between executive and non-executive directors;

f)	facilitate the effective contribution of directors to ensure that they fulfil their duties;

g)	ensure that the directors continually update their skills and knowledge in order to fulfil their role both on the board and where relevant on board committees;

h)	constructively challenge and contribute to the development of strategy;

i)	scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

j)	satisfy yourself that financial information is accurate and that financial controls and systems of risk management are robust and defensible;

k)	be responsible, along with the remuneration committee, for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing senior management, and in succession planning
3.	You are also required to:
a)	exercise relevant powers under the Company’s memorandum and articles of association;

b)	perform your duties faithfully, efficiently and diligently and use all reasonable endeavours to promote the interests and reputation of the Company;

c)	comply with your fiduciary duties;

d)	report the wrongdoing (including acts of misconduct, dishonesty, breaches of contract, fiduciary duty, company rules or the rules of the relevant regulatory bodies) whether committed, contemplated or discussed by any other director or member of staff of the Company and any group company of which you were aware to the Board immediately, irrespective of whether this may involve some degree of self incrimination;

e)	serve as chairman of the Board’s nomination committee and as a member of its remuneration committee and attend, wherever possible, all meetings of the

Board’s committees as appropriate (committee meetings may occasionally be scheduled separately from Board Meetings);

f)	attend and chair all general meetings of the Company;

g)	attend, wherever possible, all meetings of the Board, which meet on an agreed schedule and will normally be held at the Company’s corporate office at 3 Creed Court, 5 Ludgate Hill, London EC4M 7AA, with occasional meetings held at other Company locations;

h)	consider all relevant papers in advance of each meeting in order to ensure that you can play a full part in the work of the Board and its committees;

i)	bring independent judgement to bear on issues of strategy, policy, resources, performance and standards of conduct;

I)	make yourself available (on reasonable notice) to provide ad hoc advice to individual directors of the Company;

m)	provide guidance and direction in planning, developing and enhancing the future strategic direction of the Company;

n)	share responsibility with the other directors for the effective control of the Company and with the other non-executive directors for the supervision of the executive directors; and

o)	comply with all legal and regulatory requirements and any code of practice or compliance manual issued by the Company relating to transactions in securities and inside information and dealing in force from time to time, including any rules and regulations of or under the UK Listing authority (including the Model Code for transactions in securities by directors and certain others in listed companies, the Listing Rules, the Disclosure Rules and the Prospectus Rules), the Financial Services and Markets Act 2000, the Criminal Justice Act 1993, the Financial Services Authority and relevant regulatory authorities relevant to the Company.
4.	Overall, the Company anticipates that you will need to spend an average of one day per week fulfilling your duties. This will include the board meetings, general meetings, annual strategy meeting, and where appropriate will also include meetings with shareholders and site visits. In addition, you will be expected to spend an appropriate period of time preparing for each meeting. By accepting the terms of this letter of appointment you confirm that you are able to commit sufficient time to the role to meet the Company’s expectations.
5.	The Company seeks to adhere to the principles in the Financial Reporting Council Combined Code on Corporate Governance, the Turnbull Report on Internal Control, the Smith Guidance on Audit Committees and best practice for non-executive directors as outlined in the Higgs Report. You Will be expected to carry out your duties in accordance with the principles laid out in these documents, copies of which are available from the Company Secretary.
6.	The performance of the Board and its committees and of individual directors is evaluated annually.

7.	You shall, in pursuance of your duties hereunder, be entitled to request such information from the Company, its subsidiary undertakings (as defined in section 258 of the Companies Act 1985 as amended from time to time) or its or their employees, consultants or professional advisers as may be reasonably necessary to enable you to perform your role effectively. The Company shall use its reasonable endeavours to provide such information promptly.
CONFIDENTIALITY
During the course of your duties you will have access to confidential information belonging to the Company and its subsidiary undertakings (including but not limited to, details of suppliers, customers, margins, know-how, marketing and other relevant business information). Unauthorised disclosure of this information could seriously damage the Company. You therefore undertake not to use or disclose such information save in pursuance of your duties or in accordance with any statutory obligation or court or similar order.
Your attention is drawn to the rules relating to the disclosure of price sensitive information. You must not make any statement or do anything which may be a breach of these rules without prior clearance from the Board.
OUTSIDE INTERESTS
The agreement of the Board should be sought before you accept any new outside interests which might affect the time you are able to devote to this appointment.
In accordance with the principles set out in the Combined Code you must inform the Board of any interests which you have, or acquire, which might reasonably be thought to jeopardise your independence from the Company. You must also advise the Board of changes to your other significant work commitments as they arise.
During your appointment you must not take up any office or employment with, or have any interest in, any firm or company which is or may be in direct or indirect competition with the Company.
The Board have determined you to be independent, according to the provisions of the Combined Code.
INSURANCE
During your appointment you will be covered by the Company’s directors’ and officers’ liability insurance on the terms currently in place for the rest of the Board. The current indemnity limit is £20 million. A copy of the policy document is available from the Company Secretary. The Company does not guarantee to maintain this insurance cover after the termination of your appointment, but you will continue to be covered by the policy or any replacement on the same basis as the rest of the Board.
You will not be eligible for membership of the Company’s permanent health or private medical insurance schemes.

PENSION
You will be responsible for your own pension arrangements and no contributions will be payable by the company.
COMPANY CAR
The Company shall provide you with a fully expensed car of a standard as agreed from time to time with the Remuneration Committee.
APPOINTMENT
Your appointment remains terminable by twelve months’ notice from either the Company or yourself. The continuation of your appointment depends upon satisfactory performance and re-election at forthcoming Annual General Meetings.
Notwithstanding the aforementioned notice provisions, the Company may terminate your appointment with immediate effect if you have:
a)	committed any serious breach or (after warning in writing) any repeated or continued material breach of your obligations to the Company (which include an obligation not to breach your fiduciary duties);

b)	been guilty of any act of dishonesty or serious misconduct or any conduct which (in the reasonable opinion of the Board) tends to bring you or the Company into disrepute; or

c)	been declared bankrupt or have made an arrangement or composition with or for the benefit of your creditors, or for any other reason set out in the Company’s articles of association.
All appointments and reappointments to the Board are subject to the Company’s articles of association. If you are not re-elected to your position as a director of the Company by the shareholders at any time and for any reason then this appointment shall terminate automatically and with immediate effect.
On termination of the appointment you shall only be entitled to such fees as may have accrued to the date of termination together with reimbursement in the normal way of any expenses properly incurred prior to that date.
REMUNERATION
The fee payable for your services under the terms of this contract is £55,000 per annum (subject to income tax and statutory deductions) and is payable monthly in arrears. It may be subject to upward review at the discretion of the Company. If you undertake any special duties beyond those specified in this letter you will not receive any additional payment unless agreed with the Board in advance.

EXPENSES
The Company will reimburse you for any expenses that you may incur properly and reasonably in performing your duties and which are properly documented. Such expenses would include reasonable legal fees if circumstances should arise in which it was necessary for you to seek separate legal advice about the performance of your duties. In such a situation, you are required to discuss the issue either with me or with one of your non-executive colleagues in advance.
INDEPENDENT PROFESSIONAL ADVICE.
In some circumstances you may think that you need professional advice in the furtherance of your duties as a director. It may also be appropriate for you to seek advice from independent advisers at the Company’s expense. A copy of the Board’s agreed procedure under which directors may obtain such independent advice is available from the Company Secretary. The Company will reimburse the full cost of any expenditure incurred in accordance with the policy.
DATA PROTECTION
By signing this agreement you consent to the Company holding and processing information about you which you may provide or which it may acquire during the course of this agreement, providing such use is in accordance with the Data Protection Act 1998. In particular, you consent to the Company holding and processing:
a)	personal data relating to you, for administrative and management purposes; and

b)	“sensitive personal data” relating to you (as defined in the Data Protection Act 1998) including, for example:
i)	your health records and any medical reports given to or obtained by the Company, for monitoring sick leave and taking decisions as to your fitness to work;

ii)	your racial or ethnic origin (in order to monitor compliance with the Race Relations Act 1976);

iii)	any information relating to criminal proceedings in which you have been involved for compliance with the Company’s legal or regulatory requirements, for insurance purposes, and in relation to its obligations to third parties.
You also consent to the Company making such information available to:
a)	its group companies, officers and (if necessary) customers outside the European Economic Area in order to further its business interests; and

b)	its group companies, its officers, those who provide products or services to the Company, regulatory authorities, governmental or quasi governmental organisations and potential purchasers of the Company or its business.

THIRD PARTY RIGHTS
The Contracts (Rights of Third Parties) act 1999 shall not apply to this agreement. No person other than the parties to this agreement and any group company shall have any rights under it and it will not be enforceable by any person other than those parties.
Please sign and return the enclosed copy of this letter to confirm your agreement to the above terms.
Yours sincerely
For and on behalf of the Board

Andrew Heath
Chief Executive Officer
I, Stuart Wallis, agree to the above terms of appointment as Non-executive Chairman of Protherics PLC.

Signature:	/s/ Stuart Wallis

Date:	24/5/2007

In the presence of:

Witness signature:	/s/ Julie Vickers

Witness name:	Julie Vickers

Witness address:	57, WHITE PARK CLOSE

MIDDLE WICH

CHESHIRE CWIO 9GB

Witness occupation:	CHARTERED SECRETARY